FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, May 7, 2009

FAIRFAX ANNOUNCES AGREEMENT TO ACQUIRE DEBT UNITS OF
THE BRICK GROUP INCOME FUND

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today that it has agreed to acquire on a private placement basis, through its subsidiaries, $40 million of debt units (the “Debt Units”) to be issued  by The Brick Group Income Fund (the “Brick”).  The private placement is part of a larger recapitalization transaction by the Brick which includes an offering of $110 million of Debt Units, consisting of $85 million of Debt Units via private placement and $25 million of Debt Units via a public offering (the “Public Offering”).  Each Debt Unit consists of $1,000 principal amount of 12% senior secured debentures maturing May 30, 2014 and 1,000 warrants.  Each warrant entitles the holder to purchase one Class A unit of the Brick at any time prior to 5:00 p.m. (Eastern time) on May 27, 2014 at an exercise price of $1.00 per Class A Unit, subject to certain anti-dilution adjustments.  In addition to the private placement, Fairfax has agreed to provide a stand-by commitment to purchase the Debt Units offered under the Public Offering that are not acquired by public investors in exchange for a fee.

Assuming full exercise of the warrants to be acquired under the private placement by Fairfax (and no exercise of warrants by other holders), Fairfax’s total holdings in the Brick will be 48,380,200 Class A Units or approximately 51.37% of the total Class A units outstanding.  The Debt Units are being purchased for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional units of The Brick Group Income Fund from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                Greg Taylor, Chief Financial Officer, at (416) 367-4941

                        Media Contact
                        Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946